Advaxis, Inc.

305 College Road East

Princeton, New Jersey 08540

December 12, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Mail Stop 4720

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Advaxis, Inc. Registration Statement on Form S-1 Filed November 14, 2012 File No. 333-184929

Dear Mr. Riedler:

On behalf of our client, Advaxis, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter to Mr. Thomas A. Moore of the Company, dated November 29, 2012 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”).

With this letter, the Company is filing via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 includes revisions in response to the Comment Letter. Supplementally, we are delivering to Mr. Bryan Pitko of the Division of Corporation Finance three copies of a version of Amendment No. 1 that has been marked by the financial printer to show the changes since the initial filing of the Registration Statement.

For your convenience, the comments of the Staff are reproduced below in bold type and italics and are followed by the Company’s responses.

General

1.	We note your disclosure that OTA LLC is a NASD-registered broker dealer. Where a selling shareholder is a broker-dealer and the shares to be sold were not issued to the broker-dealer as compensation for underwriting activities, the broker-dealer selling shareholder must be identified in the prospectus as an underwriter. Accordingly, please revise the registration statement to identify OTA LLC as an underwriter.

Securities and Exchange Commission
December 12, 2012

Response. In response to the Staff’s comment, the Company has revised the Registration Statement to identify OTA LLC as an underwriter. Please see page 76 of Amendment No. 1.

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If you should have any questions about this letter or require any further information, please call me at (609) 452-9813, x102.

Sincerely,

/S/ THOMAS A. MOORE

Thomas A. Moore

cc: Robert H. Cohen, Esq.